June 20, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

RE:    Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed August 9, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Filed May 10, 2017
Response Dated June 20, 2017
File No. 001-33220

Dear Ms. Thompson:

Set forth below is the response of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comment raised in your letter dated June 12, 2017 (the “June 2017 Comment Letter”) regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2016 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2017. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.

Form 10-Q for Fiscal Period Ended March 31, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27
1. We note your disclosure in the second paragraph on page 28 that beginning in the fiscal year ended June 30, 2017 you will report Closed sales net of an allowance adjustment, in lieu of adjusting for actual performance in subsequent periods. We understand that consequently, Closed sales amounts will not be adjusted for actual revenues achieved since these adjustments are estimated in the period they are reported. Please explain to us in reasonable detail how you are estimating this allowance beginning in Fiscal 2017 and how any differences between the amount of Closed sales net of this allowance and actual performance will impact future estimates of this allowance. Please also disclose in future filings the amount of the allowance adjustment included in the Closed sales amount in each period, similar to your historical disclosure of the difference between estimated Closed sales and actual results, to provide your investors with insight into the quality and variability of your Closed sales estimates.

RESPONSE:
During Fiscal 2016, Broadridge reviewed its closed sales process with the goal of improving the timeliness of its reported Closed sales by conducting a look-back analysis of revenue generated from closed sales compared to the estimates established when the contracts were signed.

Cumulatively during the five years from Fiscal 2012 through Fiscal 2016, Broadridge generated closed sales of $689.5 million based on estimates at contract signing, while revenues achieved one year after the clients went live with the services were determined to be $665.4 million, resulting in revaluation losses of $24.1 million or a realized loss experience of 3.5%. During Fiscal 2017, Broadridge has been reporting closed sales net of the 3.5% allowance. This allowance will be assessed at the end of each fiscal year to establish the appropriate allowance for the subsequent year using the trailing five years data referenced earlier as the starting point, normalized for outlying factors, if any, to enhance the accuracy of the allowance.

For the nine months ended March 31, 2017, the estimated value of closed sales was $129.5 million. In the third quarter Form 10-Q, Broadridge reported Closed sales for the nine months ended March 31, 2017 of $125.0 million. This represented the estimated value of $129.5 million, net of the 3.5% allowance ($4.5 million), while the realized revaluation losses during the nine-month period were $1.6 million or 1.2%. Realized revaluation losses for the third quarter ended March 31, 2017 were $0.7 million or 1.4%.

In response to your request, in future filings commencing with the Fiscal 2017 Form 10-K, Broadridge will disclose the amount of the allowance adjustment, included in the Closed sales amount reported in each period, which was $4.5 million for the nine months ended March 31, 2017.

Please feel free to contact me at 516-472-5466, or David Lisa, Chief Accounting Officer, at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ James M. Young
James M. Young
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission
Sondra Snyder, Staff Accountant

Broadridge Financial Solutions, Inc.
Richard J. Daly, President and Chief Executive Officer
Adam D. Amsterdam, Vice President, General Counsel
David J. Lisa, Chief Accounting Officer
Maria Allen, Associate General Counsel and Corporate Secretary